

02005048



RECEIVED
FEB 22 2002

UM 2-27-02

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 50594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENATES GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8787 E Pinnacle Peak Road #210
(No. and Street)

Scottsdale [illegible] 255
(City) (State) (Zip Code)

CLAUDIA SCOTT
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Oct. 19, 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. Otto President (480) 515-3388
(Area Code — Telephone No.)

3/11/02

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name — *if individual, state last, first, middle name*)

1702 E Highland, Suite 100 Phoenix, AZ 85016
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02

OATH OR AFFIRMATION

I, Robert R. Otto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penates Group, Inc, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Claudia Scott
Notary Public


OFFICIAL SEAL
CLAUDIA SCOTT
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Oct. 19, 2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENATES GROUP, INC.

Financial Statements

December 31, 2001



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Penates Group, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of ***Penates Group, Inc***. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Penates Group, Inc***. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Phoenix, Arizona
January 30, 2001

1702 East Highland • Suite 100 • Phoenix, Arizona 85016-4665 • 602.264.5844 • Fax 602.277.4845
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota - Equal Opportunity Employer

PENATES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Cash and cash equivalents	$	43,229
Deposit with clearing organization		15,000
Accounts receivable		
Commissions receivable		9,331
Other		4,729
Marketable securities, at market value		60,145
Furniture and equipment, net		1,141
	$	133,575
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	1,746
Stockholders' equity		
Common stock - no par value, 1,000,000 shares authorized and 25,000 issued and outstanding		25,000
Retained earnings		106,829
		131,829
	$	133,575

See Notes to Financial Statements

PENATES GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions	$ 282,485
Interest and rebates	21,647
	304,132
EXPENSES	
Commissions and floor brokerage	146,945
Communications	1,175
Occupancy	40,953
Interest	292
Loss on trading securities, net	6,275
Other expenses	58,577
	254,217
NET INCOME	$ 49,915

See Notes to Financial Statements

PENATES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings
BALANCES AT DECEMBER 31, 2000	$ 25,000	$ 81,914
Net income	-	49,915
Distribution	-	(25,000)
BALANCES AT DECEMBER 31, 2001	$ 25,000	$ 106,829

See Notes to Financial Statements

PENATES GROUP, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

SUBORDINATED BORROWINGS AT DECEMBER 31, 2000	$	25,000
Payment of subordinated notes		(25,000)
SUBORDINATED BORROWINGS AT DECEMBER 31, 2001	$	-

See Notes to Financial Statements

PENATES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 49,915
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	695
(Increase) decrease in	
Accounts receivable	42,167
Marketable securities, net	(53,495)
Increase (decrease) in	
Accounts payable	(27,045)
Total adjustments	(37,678)
Net cash provided by operating activities	12,237
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of subordinated notes	(25,000)
Distribution to stockholders	(25,000)
Net cash used in financing activities	(50,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(37,763)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	80,992
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 43,229

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for interest	$ 292

See Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Penates Group, Inc. (the Corporation) is an S Corporation, which was formed under the laws of the state of Arizona on August 27, 1997. Business operations began in October 1997, with operating revenue beginning in March 1998. The Corporation is a licensed broker dealer operating in metropolitan Phoenix, Arizona that is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the Corporation considers all highly liquid assets having a maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

Securities held are classified as trading securities and recorded at published market value. For the purposes of the statement of cash flows, trading securities are classified as operating activities.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and depreciated over the estimated useful life of the assets using an accelerated method for both financial reporting purposes and tax purposes.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

ADVERTISING

Advertising costs are expensed as the advertising is incurred. Advertising expense in 2001 was $13,660.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting years. Actual results could differ from those estimates.

INCOME TAXES

The Corporation and its stockholders have elected to be taxed as an S Corporation for income tax purposes. Under such election, the Corporation is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Corporation's taxable income.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2001:

Furniture and fixtures	$	781
Equipment		5,190
		5,971
Accumulated depreciation and amortization		(4,830)
	$	1,141

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are classified as trading securities and recorded at published market value. Unrealized changes in marketable securities consist of the following at December 31, 2001:

Marketable securities		
Original cost	$	61,068
Market value		60,145
Net unrealized loss included in net income	$	923

NOTE 4 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2001, the Corporation had net capital of $121,668, which is in excess of its required net capital of $100,000. The Corporation's net capital ratio was .01 to 1 in 2001.

During each of the eleven months ending November 30, 2001, the Corporation's required net capital was $5,000. In December 2001, the number of trades conducted increased the required net capital to $100,000. Subsequent to the year-end, the required net capital has decreased to $5,000.

# # # # #

PENATES GROUP, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

NET CAPITAL		
Total stockholders' equity qualified for net capital	$	131,829
Deductions and/or charges for non-allowable assets		
Furniture and equipment		1,141
Net capital before haircuts on securities positions		130,688
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)		
Other		9,020
	$	121,668
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	1,746
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	21,668
Ratio: Aggregate indebtedness to net capital		.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report, and per above	$	121,668

PENATES GROUP, INC.

SUPPLEMENTAL SCHEDULE OF STATEMENT REGARDING RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

The Corporation is exempt from 15c3-3 pursuant to paragraph (K)(2)(ii).


EideBaillyLLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17(a)-5

Board of Directors
Penates Group, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements of ***Penates Group, Inc.*** (the Corporation), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1702 East Highland • Suite 100 • Phoenix, Arizona 85016-4665 • 602.264.5844 • Fax 602.277.4845
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota - Equal Opportunity Employer

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Phoenix, Arizona
January 30, 2001